Part III: Manner of Operations

   Item 19: Fees

   a.   **Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).**

   JPMS charges unbundled subscription fees to Subscribers for access to JPB-X that can take the form of either a fixed fee or a volume-based fee (with a floor of $0/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS, the order match type(s) utilized by the client, and JPMS' overall business relationship with the client and its affiliates.

   JPB-X is assessed Consolidated Audit Trail (CAT) regulatory fees in connection with trading on JPB-X. JPB-X is the CAT executing broker on both buy and sell tape reported transaction reports and may pass through the assessed CAT regulatory fees to the Subscribers associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.

   b.   **Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.**

   JPMS individually negotiates fees and charges with clients that use multiple JPMS order handling and execution services which include algorithmic trading strategies, the SOR, research, prime brokerage, high-touch trading, and/or program trading. Such clients include those that access JPB-X via the algorithms/SOR. These fees and charges necessarily vary across clients based on the products and services provided to them by JPMS and can take the form of a Cost+ fee (including a volume-based or flat fee commission) or an All-In fee (negotiated at an overall client-level).

The availability of these fee types is not limited by client type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS, the order match type(s) utilized by the client, and JPMS' overall business relationship with the client and its affiliates.

With the exception of certain principal transactions noted below, JPB-X is the CAT executing broker on both buy and sell tape-reported transaction reports, JPB-X may pass through the assessed CAT regulatory fees to Cost+ fee-Subscribers (but not All-In fee-Subscribers) associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Cost+ fee-Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Where a FINRA-registered broker-dealer Subscriber (whether Cost+ or All-In) trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 3/13/2025 9:31:02 AM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/102988264/2	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/102988264/1	
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